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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing
FEB 28 2019
Washington, DC

SEC FILE NUMBER
8-69391

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AssetMark Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1655 Grant Street, 10th Floor
(No. and Street)

Concord (City) California (State) 94520 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael O. Brown 678-894-1959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WMB2, LLP
(Name – if individual, state last, first, middle name)

101 Larkspur Landing Circle # 200 (Address) Larkspur (City) California (State) 94939 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AssetMark Brokerage, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO & Financial and Operations Principal

Title

BENGIE MAR SOLON DIAMUS NOTARY EXPIRES GEORGIA February 18, 2022 PUBLIC FORSYTH COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSETMARK™
Wealth. Independence. Purpose.

ASSETMARK BROKERAGE, LLC

(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

Financial Statements and Supplementary Information

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

1665 Grant Street, 10th Floor, Concord, CA 94520

ASSETMARK BROKERAGE, LLC
(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2018

TABLE OF CONTENTS

WMB2
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

101 LARKSPUR LANDING CIRCLE
SUITE 200. LARKSPUR. CA. 94939

MAIN OFFICE (415) 925-1120
FAX (415) 925-1140

Report of Independent Registered Public Accounting Firm

To the member of AssetMark Brokerage, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of AssetMark Brokerage, LLC, a limited liability company, (the Company) as of December 31, 2018, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. An audit also includes evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934, as listed in the table of contents and consisting of Schedule I, II and III (supplemental information), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We were engaged as the auditors of AssetMark Brokerage, LLC in August 2017 to audit its financial statements for the year ending December 31, 2017, our initial audit.

WMB2

WMB2, LLP
Larkspur, California
February 15, 2019

ASSETMARK BROKERAGE, LLC
(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

Statement of Financial Condition
December 31, 2018

Assets		
Cash and cash equivalents	$	459,423
Prepaid expenses		72,753
Intangible asset, net of accumulated amortization of $1,251,250		10,298,750
Total assets	**$**	**10,830,926**
Liabilities and Member's Equity		
Liabilities:		
Due to affiliates	$	27,624
Accounts payable and accrued expenses		14,000
Income tax payable		71,982
Deferred income tax liability		2,876,494
Total liabilities		**2,990,100**
Member's equity		
Member capital		100,000
Additional paid-in capital		8,528,193
Retained deficit		(787,367)
Total member's equity		**7,840,826**
Total liabilities and member's equity	**$**	**10,830,926**

See accompanying notes to the financial statements

ASSETMARK BROKERAGE, LLC
(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

Statement of Operations
For the year ended December 31, 2018

Revenues	
Marketing fees	$ 543,177
Total revenues	**543,177**
Expenses	
Regulatory fees	59,354
Compensation and benefits	140,657
Rent and utilities	23,570
Consulting	18,207
Communications	7,900
Professional fees	13,000
Other expenses	387
Amortization	577,500
Total expenses	**840,575**
Loss before income taxes	(297,398)
Provision for income taxes	(79,267)
Net loss	**$ (218,131)**

See accompanying notes to the financial statements

ASSETMARK BROKERAGE, LLC
(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

Statement of Changes in Member's Equity
For the year ended December 31, 2018

	Member Capital	Additional paid-in capital	Retained (deficit)	Total Member's Equity
Balance at December 31, 2017	$ 100,000	$ 8,528,193	$ (569,236)	$ 8,058,957
Net loss	-	-	(218,131)	(218,131)
Balance at December 31, 2018	$ 100,000	$ 8,528,193	$ (787,367)	$ 7,840,826

See accompanying notes to the financial statements

ASSETMARK BROKERAGE, LLC
(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

Statement of Cash Flows
For the year ended December 31, 2018

Cash flows from operating activities:		
Net loss	$	(218,131)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Amortization expense		577,500
Prepaid expenses		(58,722)
Due to affiliates		16,692
Accounts payable and accrued expenses		(1,000)
Accrued Income taxes		(170,207)
Deferred income taxes		(164,372)
Net cash provided by operating activities		(18,240)
Net change in cash		**(18,240)**
Cash at beginning of year		477,663
Cash at end of year	**$**	**459,423**

See accompanying notes to financial statements.

Notes to Consolidated Financial Statements

ASSETMARK BROKERAGE, LLC

(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

(1) Organization and Nature of Business

AssetMark Brokerage, LLC ("the Company") was formed on September 25, 2013 and is a SEC registered broker-dealer and was approved as a Member of the Financial Industry Regulatory Authority ("FINRA") on August 8, 2014. The Company is affiliated by reason of common ownership with several entities that, with the Company, are engaged in the distribution and marketing of redeemable securities as defined in Section 2(a)(32) of the Investment Company Act of 1940 and of interests or participations in an insurance company separate account, whether or not the interests or participations are registered as an investment company under the Act.

The Company's parent company, AssetMark Financial Holdings, Inc. ("AHI") is wholly owned by AssetMark Holdings LCC, a Delaware-based entity that is wholly owned by Huatai International Finance Limited, a subsidiary of Huatai Securities (HTSC). The Company has significant transactions with its affiliates.

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash

Cash includes $459,423 held in a checking account. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result there may be a concentration of credit risk related to the amount in excess of FDIC insurance coverage.

(c) Revenue Recognition

Marketing fees include fees earned from providing a variety of marketing related services to affiliates. Revenue is recognized when earned, which generally occurs as the services are performed.

(d) Intangible Asset

The intangible asset related to the AssetMark Brokerage, LLC broker-dealer license is amortized over its estimated useful life of twenty years.

The useful life of the asset was determined based on evaluating the likelihood of the broker-dealer license's expiration. Given that the broker-dealer license is open-ended,

a 20-year useful life is an appropriate long-term period to capture the value of the asset.

The definite-lived intangible asset is tested for impairment annually. Impairment occurs when their carrying value may not be recoverable. Management uses undiscounted cash flows to determine the value of the intangible, which requires the use of estimates and judgment. If impairment is identified, the intangibles are written down to fair value. There was no impairment of the definite-lived intangible assets as of December 31, 2018.

(e) *Income Taxes*

The Company is a single member limited liability company which elected to be treated as an association taxable as a corporation effective January 1, 2015 and is included in the consolidated federal income tax return and the combined/unitary state income tax returns of its parent company, AssetMark Financial, Inc.

The Company is subject to a tax sharing agreement, which allocates taxes on a separate company basis but provides benefit for current utilization of losses and credits, only to the extent utilized by the consolidated group. Intercompany balances are settled at least annually.

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. The deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The realization of net deferred income tax assets may be based on utilization of carrybacks to prior taxable periods, anticipation of future taxable income in certain periods, and the utilization of tax-planning strategies. Management has determined that it is more likely than not that the net deferred income tax asset can be supported by expected future taxable income which will exceed amounts necessary to fully realize remaining deferred tax assets resulting from the scheduling of temporary differences.

An enterprise is required to recognize, in its financial statements, the impact of any uncertain tax position by determining if the weight of available evidence indicates it is more likely than not, based on the technical merits, that the position will be sustained on audit upon examination by an applicable taxing authority.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements.

The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest or penalties in 2018 and had no accrued interest at December 31, 2018.

Management monitors proposed and issued tax laws, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2018, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

(3) Intangible Asset

The following table presents intangible asset as of December 31, 2018:

	Gross carrying amount	Accumulated amortization	Net Carrying Amount
Broker-Dealer License	$ 11,550,000	$ (1,251,250)	$ 10,298,750
Total	**$ 11,550,000**	**$ (1,251,250)**	**$ 10,298,750**

The estimated remaining useful life for the broker-dealer license is 17.7 years. Amortization expense for the year ended December 31, 2018 was $577,500.

Estimated amortization expense for intangible asset for future years is as follows:

	Estimated amortization
Year ended December 31:	
2019	$ 577,500
2020	577,500
2021	577,500
2022	577,500
2023 and thereafter	7,988,750
Total	**$ 10,298,750**

(4) Income Taxes

The components of income tax (benefit) expense for the year ended December 31, 2018 are presented below:

		Year ended December 31, 2018
Current federal income taxes	$	59,073
Deferred federal income taxes		(113,322)
Total federal income taxes		(54,249)
Current state income taxes		26,033
Deferred state income taxes		(51,051)
Total state income taxes		(25,018)
Total provision for income taxes	**$**	**(79,267)**

The components of the net deferred income tax liability were as follows as of December 31, 2018:

		December 31, 2018
Assets:		
California state franchise taxes	$	196,653
Total deferred income tax assets		196,653
Liability:		
Intangible assets - federal		2,162,738
Intangible assets - state		910,409
Total deferred income tax liabilities		3,073,147
Net deferred income tax liability	**$**	**2,876,494**

(5) Related Party Transactions

(a) *Marketing Fees*

The Company entered into a Marketing Services Agreement dated September 1, 2014 with Altegris Advisors, L.L.C. (Altegris), which is a Registered Investment Advisor. Prior to November 1, 2016 Altegris was an affiliate of the Company under indirect but common control and ownership. After October 31, 2016, Altegris and the Company were no longer affiliates when Huatai International Finance Limited, ("HIL") a subsidiary of Huatai Securities acquired AssetMark Financial Holdings, Inc. ("AHI") and all of its subsidiaries, including the Company. Altegris was not a subsidiary of AHI and was not acquired by HIL.

The Company provided and continues to provide Altegris, and its affiliates, a variety of marketing-related services that include access to AssetMark, Inc. (AMI), the Company's affiliated RIA firm's portfolio platform which is offered to independent investment advisors, which in turn, may offer AssetMark and Altegris investment products to their advisory clients. For this service, the Company receives marketing fee revenue from Altegris. This marketing revenue is included in the accompanying statement of operations and for the year ended December 31, 2018, the Company earned a total of $543,177 in fees for marketing services provided to Altegris. Marketing revenue is computed by Altegris and paid monthly in arrears based on a percentage of assets under management in products advised by the Company and distributed and wholesaled by affiliates of the Company on the AssetMark, Inc. platform.

(b) *Expense Sharing Arrangement*

The Company entered into an Expense Sharing Agreement dated March 21, 2014 with AMI which is a Registered Investment Advisor affiliate under direct common control and ownership. Under the agreement, AMI agrees to pay various expenses attributable to the Company such as rent and certain personnel, general, and administrative expenses. These expenses are reimbursed by the Company pursuant to the agreement and are included in the accompanying statement of operations. The amount reimbursed is calculated based on usage factors such as square feet for rent and overhead, and percent of time devoted to broker-dealer operations for personnel costs.

For the year ended December 31, 2018, AMI incurred expenses under this agreement totaling $166,278 for the benefit of the Company. As of December 31, 2018, the Company had a payable balance of $16,781 due to AMI related to this agreement.

(c) *Payable to Officer*

The Company entered into an independent contractor agreement in August 2014 with B/D Solutions, Inc. which is a consulting firm owned by an officer of the Company. B/D Solutions provides the Company with brokerage accounting services necessary to comply with the Financial Responsibility Rules and regulations issued by the SEC and FINRA. For the year ended December 31, 2018, the Company incurred expenses

totaling $18,207 for services provided by B/D Solutions and reimbursable expenses. As of December 31, 2018, no payable balance was due to B/D Solutions.

(6) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital equivalent to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

In its computation of net capital as of December 31, 2018, the Company has relied on a rule interpretation issued by the SEC which permits the add back to net worth of a deferred tax liability which relates directly to the appreciation of an asset treated as a non-allowable asset in that computation. Under this interpretation the Company reduced total capital by $7,495,009 which is the net amount of non-allowable assets of $10,371,503 and deferred tax liability of $(2,876,494) to arrive at net capital of $345,817.

Additionally, in its computation of aggregate indebtedness as of December 31, 2018, the Company has relied on a rule interpretation issued by the SEC which permits the exclusion to aggregate indebtedness of a deferred tax liability which relates directly to an appreciation of an asset treated as a non-allowable asset in that computation. Under this interpretation the Company excluded $2,876,494 from aggregate indebtedness.

As of December 31, 2018, the Company had regulatory net capital of $345,817 which was $338,243 in excess of the required minimum net capital of $7,574.

The Company is exempt from the SEC Customer Protection Rule (Rule 15c3-3) under subparagraph (k)(1) which exempts from the Rule broker's or dealer's whose transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company.

The Company is subject to certain limitations set forth in SEC Rule 15c3-1(e) relating to the withdrawal of equity capital. Pursuant to the rule, no equity capital of the broker-dealer may be withdrawn by the member, or through the payment of distributions, if such withdrawal would cause the Company within 180 days of the withdrawal, to have a significant negative impact the Company's required minimum net capital or would cause the Company to violate of any provision of the applicable SEC Financial Responsibility Rules.

(7) Push-down Accounting

On November 1, 2016, the Company's parent, AHI, and all of the parent's subsidiaries was acquired by AssetMark Holdings LLC, a Delaware-based entity for total consideration of $776,558,000.

Concurrent with this, the Company's did a fair-value analysis of its tangible and intangible asset, resulting in a valuation of $11,500,000 of the Company's broker-dealer license.

Additionally, a deferred tax liability of $3,056,370 was established on November 1, 2016 related to the intangible asset.

The Company elected to apply pushdown accounting and carry the intangible and the deferred tax liability on the Company's balance sheet, included as an intangible asset and deferred income tax liability, respectively, on the Statement of Financial Condition. Refer to Note 3 for further details on intangible asset and note 4 for further details on taxes.

(8) Subsequent Events

The Company evaluated subsequent events to the date of this filing. There were no material subsequent events that required disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

ASSETMARK BROKERAGE, LLC
(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
December 31, 2018

Net Capital:		
Total member's equity qualified for net capital	$	7,840,826
Other allowable credits		2,876,494
Deductions to determine net capital:		
Non-allowable assets:		
Intangible assets - net of accumulated amortization		(10,298,750)
Prepaid expenses		(72,753)
Net capital	**$**	**345,817**
Ratio of Aggregate Indebtedness to Net Capital (must not exceed 8 to 1)		1.28 to 1
Minimum required capital, the greater of:		
Net capital standard of $5,000 or	$	5,000
Aggregate indebtedness standard of 6 2/3% of aggregate indebtedness ($113,606)		7,574
Total net capital requirement		7,574
Excess net capital	**$**	**338,243**

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
TO THE COMPANY'S CORRESPONDING FORM X-17A-5 PART IIA FILING
December 31, 2018

There are no material differences between the above net capital computation and the corresponding computation included in the Company's unaudited Form X-17A-5 Part IIA FOCUS Report filing as of December 31, 2018.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

WMB2
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

101 LARKSPUR LANDING CIRCLE
SUITE 200. LARKSPUR. CA. 94939

MAIN OFFICE (415) 925-1120
FAX (415) 925-1140

Report on Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

To the Member of AssetMark Brokerage, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Requirement for Broker/Dealers Under Rule 17a-5 of the Securities and Exchange Act of 1934 (Report), in which (1) AssetMark Brokerage, LLC (the Company) identified the following provisions of 17 CFR §240.15c3-3(k) under which the Company claimed an exemption from 17 CFR §240.15c3-3: (k)(1) (the exemption provision) and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2018 without exception. The management of the Company is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the compliance by the Company with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the statements of management. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WMB2

WMB2, LLP
Larkspur, California
February 15, 2019

ASSETMARK BROKERAGE, LLC

(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

EXEMPTION REPORT REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2018

To the best knowledge and belief of AssetMark Brokerage, LLC:

The Company claimed the (k)(1) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(1) exemption provision from Rule 15c3-3, without exception, for the year ended December 31, 2018.

Michael O Brown

Digitally signed by mlbrfnxs
DN: CN=NasdaqOMX Web Security Framework
Reason: As Financial & Operations Principal
Date: Thursday, February 14, 2019 9:58:14 PM

Michael O. Brown
Financial and Operations Principal

WMB²
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

101 LARKSPUR LANDING CIRCLE
SUITE 200. LARKSPUR. CA. 94939

MAIN OFFICE (415) 925-1120
FAX (415) 925-1140

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Member of AssetMark Brokerage, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by AssetMark Brokerage, LLC and the SIPC, solely to assist you and SIPC in evaluating AssetMark Brokerage LLC's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2018, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). AssetMark Brokerage LLC's management is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total Revenues included in the accompanying Schedule of Form SIPC-3 Revenues prepared by AssetMark Brokerage LLC for the year ended December 31, 2018 to the total revenues in AssetMark Brokerage LLC's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by AssetMark Brokerage LLC for the year ended December 31, 2018 to supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by AssetMark Brokerage LLC for the year ended December 31, 2018 and in the related schedules and workpapers, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on AssetMark Brokerage LLC's compliance with the exclusion requirements from membership in SIPC for the year

ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of AssetMark Brokerage LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

WMB

Larkspur, California

February 15, 2019

AssetMark Brokerage, LLC

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2018

Amount ($)	**Business activities through which revenue was earned**
$ 0	Business conducted outside the United States and its territories and possessions
$ 543,177	Distribution of shares of registered open-end investment companies or unit investment trusts
$ 0	Sale of variable annuities
$ 0	Insurance commissions and fees
$ 0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$ 0	Transactions in securities futures products
$ 543,177	**Total Revenues**